EXHIBIT 99.1

Wanda Sports Group Appoints Kenneth Jarrett to Its Board of Directors

BEIJING, October 28, 2019 (GLOBE NEWSWIRE) -- Wanda Sports Group Company Limited (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced it has expanded its Board of Directors and appointed Kenneth Jarrett as an independent director, effective immediately.  Mr. Jarrett, a recognized business leader and former diplomat, will serve on WSG’s Audit, Compensation and Nomination and Corporate Governance Committees.

Mr. Jarrett brings more than 30 years of hands-on and proven public and private sector experience to WSG’s Board.  He currently serves as a Senior Advisor at the Albright Stonebridge Group, advising global businesses, investors, and organizations with commercial interests in China and East Asia.  Previously, he was President of the American Chamber of Commerce in Shanghai, where he helped hundreds of U.S.  companies establish and grow their operations in China.  His distinguished diplomatic career includes serving in senior foreign service roles in Shanghai and Hong Kong and as Director of Asian Affairs at the White House National Security Council.

“We are pleased to welcome a global business leader and statesman of Ken’s caliber to our Board,” said Mr. Lin Zhang, Chairman of Wanda Sports Group’s Board of Directors.  “Ken’s track record of helping global companies and investors develop winning strategies in China and around the world, combined with his deep understanding of U.S.-China relations, the geopolitical environment and international economic issues will be incredibly valuable to our Company.  We look forward to working with Ken as we execute our growth strategy and create long-term shareholder value.”

“WSG is transforming how athletes, fans and partners participate, watch and interact across a wide range of exciting sports and events around the world, and I am honored to join the Board,” said Mr. Jarrett.  “I look forward to working with the other Board members and the management team to capture the many opportunities that lie ahead, including leveraging WSG’s successful global businesses – Infront and IRONMAN – to accelerate our growth in China.”

About Kenneth Jarrett

Mr. Jarrett, who has lived in China for over 20 years, is a Senior Advisor at the Albright Stonebridge Group, based in the firm’s Shanghai office.  Prior to assuming this role, he spent five years as President of the American Chamber of Commerce in Shanghai, the largest American business chamber in the Asia-Pacific region.  From 2008 to 2013, he was Chairman of Greater China for APCO Worldwide, a public affairs consultancy.

Before entering the private sector, Mr. Jarrett had an extraordinary 26-year career in public service with the U.S. Government, during which he served as Consul General in Shanghai, Deputy Consul General in Hong Kong and Director of Asian Affairs at the White House National Security Council.  Earlier in his career, he had postings in Beijing, Chengdu and Singapore.

Mr. Jarrett is a member of the China Advisory Council for Cornell University and the National Committee for U.S.-China Relations.  He has also served on Advisory Councils for the Mayor of Nanjing, the Mayor of Wuxi and the Suzhou Industrial Park and is a recipient of the Magnolia Award (Silver) from the government in Shanghai.  Mr. Jarrett is a graduate of Cornell University and holds an MA from Yale University and the National War College.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and our financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: our goals and strategies; the expected growth in our industry; our expectations regarding our ability to attract rights-in partners and monetize their rights through rights-out arrangements; our future business development, results of operations and financial condition; competition in our industry; general economic and business conditions; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in our registration statement on Form F-1, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in our annual report on Form 20-F for the year ending December 31, 2019 and other filings that we make from time to time with the SEC. In addition, any forward-looking statements contained in this press release are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

About Wanda Sports Group

Wanda Sports Group (NASDAQ: WSG) is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and World Triathlon Corporation (IRONMAN), we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in Beijing, China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world.

For more information, please contact:

Wanda Sports Group
Edith Kwan
ir@wsg.cn

Sard Verbinnen & Co
Ron Low or Paul Scarpetta
WandaSports-SVC@SARDVERB.com